SECURITIES AND EXCHANGE COMMISSION
SMALL BUSINESS FINANCE DIVISION

**Affidavit of Michael J. Tarutis
in Response to Comments from The Commission
Offering on Form 1-A
File # 024-10291**

Now comes Michael J. Tarutis, being first duly sworn, and deposes and states as follows:

1.   I, Michael J. Tarutis, am currently Vice-President of Legal Affairs for ZenVault Medical Corporation (referred to herein as "ZenVault"). I am responding on behalf of ZenVault to Staff's Comments on ZenVault's Form 1-A submission.

2.   The Comments directed us to respond as follows:

We note the disclosure in footnote six to your Financial Statements, which indicates that you have sold a total of $216,000 of Series A Preferred Stock pursuant to this Form 1-A. Please provide a detailed analysis as to the basis for reliance upon this exemption and why you believe this offering does not violate Section 5 of the Securities Act of 1933. It is unclear how you are complying with Rule 251(d) of Regulation A.

3.   My response to this comment is that I believe that a violation of Rule 251(d) has not occurred. There has been a lapse of oversight on my part brought about by a three to five month illness and recovery period at the worst possible time in the short history of ZenVault. There has been no harm to any person as a result of this temporary condition. Allow me to explain.

4.   In Fall, 2010, ZenVault was in the process of organization, directed in part by a new Board of Directors that had John Botdorf, Alan Gin and me as the initial directors. There were some vacant seats that were to be filled by outside directors, hopefully from the pool of expected investors in our upcoming Regulation A Offering.

5.   Mr. Botdorf and I have worked together for approximately four years; I have been a part-time employee of ZeroNines, and I was excited about the possibility of the engineering team creating an achievement with the initial description of the ZenVault portal and capabilities, backed by the ZeroNines technology that was eight years in the making. Mr. Botdorf is an expert in small business finance and had 'engineered' a set of terms for the proposed ZenVault Series "A" Preferred stock that was extremely favorable as an initial investment or seed round. I discussed with Mr. Botdorf the many benefits of a Regulation "A" Offering, and we decided mutually that because of the components of the ability to advertise the offering (as set forth in the rules) and because of the "Test the Waters" provisions, even though we had not done an offering of this type before, it seemed to be the perfect fit for this technology, and it still appears

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to be a perfect fit for the amount of the offering and the benefits to the company and to the shareholders provided under Regulation "A."

6.   As the terms of the Series "A" sharpened, they were intentionally made to be superior to the company's Common Stock and the Founders' Common Stock. Also intentional was the preferred position in Series "A" for liquidation, the generous liquidation preference premium, and dividends extending to the shareholders in the form of Common Stock.

7.   We were confronted with several interested parties extremely early, interest derived from the Founders of ZenVault. These people were in the medical field as doctors or other medical professionals, and they truly wanted to be in on the combination of technology and innovation. They wanted 'in' on the ground floor. Our offering documents were not completed, and they were not yet submitted to the SEC for approval.

8.   I was directly responsible for all of the content drafting and for the drafting of policy around ZenVault's corporate governance. Mr. Botdorf and I had worked together for so long, it seemed that we knew the other's thoughts as if by instinct. We enjoy the fellowship and camaraderie. I remained in private practice, contributed to the company regularly but not daily, and our relationship remained "professional" because my office was in Greenwood Village and his office was in Castle Rock (about 15 miles separate). We immediately recognized something special about the ZenVault product. The demand for knowledge about the product and how someone might invest in this innovation was something I have not experienced before. It was a bona fide 'hit'—there was something special in the ZenVault corporate structure and Mr. Botdorf's offering features.

9.   I have worked on a part-time basis for ZeroNines for four years, spending approximately 30 to 40 hours per month on an as-needed basis supporting the company in securities work and in complex contract negotiation and drafting. I have maintained my small practice (Effusion Legal Group) of 20 to 30 other clients. I am a member of the California (#188828) and Colorado (#41043) Bar Associations with no record of any disciplinary action. I have worked extensively with the Federal Energy Regulatory Commission and many energy companies on regulatory compliance matters, and have assisted small business clients with advice on corporate governance and finance matters with no history of disciplinary action with the Securities and Exchange Commission. My small firm has had as many as three other lawyers and some support staff.

10.   My law school goals were very clear—my heart was in assisting small and mezzanine companies to build their business successes. I had won the American Jurisprudence Award for a law school class entitled "Business Transactions" where the curriculum was two semesters of business finance and SEC rules concentration (highest grade achieved in the law school for that subject matter). I worked for a number of years for a firm that fortunately had the honor of having many 'Wall Street' clients and the work product and learning there was superior. When the firm fell to the ground in 2001, much of the work I had done was lost, and it has not been recoverable. Visiting the scene following the tragedy may not have been in the best interests of my health I have since discovered.

11.   In October, 2010, I suffered a failure of my colon, and was hospitalized. Tests and more tests throughout November revealed serious internal issues that interrupted my work. I was in and out of the hospital numerous times, was unconscious for periods of time, and have been recovering slowly with treatments in Pennsylvania (where I fell ill and where the medicine is quite advanced in the area of my affliction). I am still undergoing treatments that leave me extremely ill for the weeks that they occur and for about ten days following the last treatment. Because of health reasons, I significantly wound down my firm, and have successfully placed most of the long-term litigation matters with other counsel. I believed I was fully capable of completing the offering and working with ZenVault if other matters were not also on my plate.

12.   I did not finish my normal exhaustive explanation of the "Test the Waters" provisions under Regulation "A" nor did I finish my corporate governance binder and protocols for ZenVault prior to my illness and the submission to the SEC. I did not draft ZenVault's stock certificates because I was waiting for final dispensation of the offering so as to complete any required legends. I am completely responsible for this void. I postulated that my installation as a Director of ZenVault would allow me to monitor any business activities until I recovered. All business, including approval of any contacts or new stock issuances as well as other Board-level matters, would be visible, and I thought I could monitor this activity carefully even if I were getting treatments in Pennsylvania. If the ZenVault offering were successful, I was finally going to be able to work for Mr. Botdorf and ZenVault on a basis closer to full-time the part-time position I have held for ZeroNines.

13.   I had confidence that our corporate governance worked properly. There was a previous attempt at a start-up called 'JamRocket Corporation.' During 2009, I had worked more than 250 hours on a Regulation D offering package and related support documents. As with any start-up, we agreed to two essential building blocks to move JamRocket forward: (i) building a book of business and initiating strategic alliances with some predictable income; and (ii) obtaining financing necessary to promote the business and to provide ramp-up capital for hiring personnel to operate the entity. Although JamRocket's plan was sound, there was little or no traction in attracting initial business or strategic alliances. Consequently, the lack of traction did not warrant filing an offering. No investors were approached; I had complete control of the documents; I was the point person to contact if any interest were to be generated either from a business standpoint or the securities standpoint. My usual protocol, as it had been with ZeroNines, was to only allow hard copies of any securities documents to be released with an appropriate numerical copy log and other information safeguards. None were ever printed, none were ever released except between John, my staff and me, and when the decision was made to hold off on JamRocket because of a lack of business traction, it was an easy wind down for my end of the business. This experience led me to conclude that our governance measures were strong.

14.   In sharp contrast to JamRocket, the business traction for ZenVault was *extremely* active. I was involved with the MDe Solutions negotiations and closing for the first "Private Label" of ZenVault's product. Again, in sharp contrast to JamRocket, several persons wanted to be the "first" to get a piece of any equity ZenVault would offer. We had decided on a Regulation "A" offering because it was in the best interest of the company, and the SEC review would be extremely advantageous for the investors. I am certain that there was no formal "Testing the Waters" activity as I would categorize it under the SEC Rules, nor was there any communication

of any written information that I am aware. The founders included several persons within the medical profession and their involvement generated extreme interest and 'buzz' toward the ZenVault product particularly since the MDe contract was close to execution, and a second Private Label customer had also expressed interest. I would classify investors' interest in ZenVault as a "reverse solicitation." I can find no explanation for the unexpected interest.

15. My thoughts at that time were that the initial interested parties could well be founders because their interest was so strong, and many of their contacts had been instrumental in gaining the business traction. The Company did not need any cash at that moment, and there was no payroll or other monthly cash burn. I was working by myself on the offering documents, and Mr. Botdorf and I shouldered the initial start-up costs without thinking twice about it. I believed that these parties were far better off waiting for the Series "A" to be completed rather than settling for the lesser stock in the Common Stock or the Founders' Common that could have been issued prior to the Regulation "A" offering filing under Section 4(2) exemption. In anticipation of the offering completion, the parties could park money into my attorney trust account specifically set up for the purpose until a firm decision was made on the offering submission or reliance on a different form of offering. There would be no acceptance of the investor and his funds except by normal vetting procedures, the receipt of a finished Offering Circular and the acceptance of the Subscription by the Board of Directors. I firmly believed that my position on the Board was for the purpose of careful oversight, that I would see all investor vetting following completion of our SEC submission, and that we would have a formal determination of diligence to accept or to decline each investor as a shareholder in the Series "A" round. This processing was definitely expected to be some time in the future.

16. I became unavailable most of November, December and parts of January, only able to put a few hours at a time into writing and editing. My assistant was exceptionally good at helping me through this difficult time, yet now I notice some serious editing errors in our Regulation "A" submission such as careless references to "Regulation D" and other things not normally found in any written work prepared and supervised by me. I concentrated my efforts on getting the Offering documents completed and filed as best I could.

17. I did not make my attorney trust account better available to Mr. Botdorf as I had previously extended. I had to divest myself of litigation matters and other matters placed with lawyers more physically able to make court appearances in Colorado, Arizona and other parts of the country where I usually have active Federal Court work. I was unable to fly on airplanes for an extended period of time, more or less marooned in Pennsylvania where I was initially diagnosed and treated.

18. In failing to complete the corporate governance protocol and in failing to make perfectly clear to Mr. Botdorf the "Test the Waters" provisions, I take responsibility for the mistakes that occurred. My understanding was that potential investors were to be finally notified when the Regulation A offering was done so that they could read, review and seek counsel to determine whether their interest was genuine and also so that we could vet them as accredited investors and to run through our normal diligence and acceptance of their subscription at the time when that was appropriate. I am convinced that there has been no "sale" of securities here, as there has

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been no vetting of the potential investors or any acceptance of the funds by the Board of Directors. I had not drafted certificates with appropriate final legends.

19.   Again, it falls on my shoulders for not making clear what was appropriate and what was out of bounds. I failed to completely explain "Testing the Waters," what that really meant, and what had to be done to comply with regulations. I don't remember discussing it except in terms of global 'big brush' concepts, not detailed protocol.

20.   I did not make it clear to Mr. Botdorf, that no matter how good the intent was with respect to this group of eager potential shareholders, we needed to either accept their investment in a lesser tier under an exemption or have them wait for the completed Regulation "A" offering. Placing their cash in an escrow account is NOT the same as putting money into an attorney trust account "in anticipation" of completion of the Regulation "A" offering. I completely failed to express the entire scope of the rules, and the consequences. There was no intent to *accept* investor funds under any circumstances unless and until the offering were complete, accepted, the "Testing the Waters" provisions enacted, all protocols appropriately in place, and then a full and complete vetting process undertaken as was our normal protocol with funding ONLY following the qualification by the SEC.

21.   I, and no one else, inappropriately put the Company in a position of delay in getting the Offering completed (as it presently is with 102 Comments) solely as a result of my struggle with health and the harsh treatments that followed. No one else was responsible for the advanced learning requirements of the Board and the officers of ZenVault under Regulation A scrutiny, except me, and I had not completed that instruction. I, and no one else, put the Company and its extremely beneficial products in jeopardy in my real attempt to keep costs to a minimum and to apply my knowledge and education to catapult this entity into the arena where it belongs.

22.   The huge benefits of ZenVault's technology and its application to medical arts is something to which I can readily attest. The sheer number of persons involved in advanced medical treatment for the truly ill is fertile ground for error, omission and wrong treatments. I will say that my first and only foray into the depths of the medical arts has not been without its share of setbacks due to human error which could have been significantly exacerbated but for having my records at my fingertips with this experimental ZenVault product. It works well. Public policy would be ill-served if my shortcomings and my human frailty in any way cause ZenVault to be delayed in the widest possible distribution as soon as possible.

23.   Please realize that this is a story of "two men in a basement" putting their collective heads together to try and maximize the benefit to the Company's shareholders as the Company unfolded through its financial offering. My delay in getting this complete has not dampened the enthusiasm for the Company which is on the verge of executing a second extremely beneficial contract to "Private Label" the ZenVault 'formula' and its many benefits to the End Users (Customers). Every cent of the funds that the anticipating investors pushed our direction is very much in the same bank account where it was deposited, and no harm has come to any of the anticipated investors.

24. Under the best case scenario, once the offering is qualified or terminated under Rule 477, all of these persons who are initial interested parties would very much want to see the conclusion of their investment into ZenVault once vetting and acceptance by the Board is completed. Any further delay in getting the offer approved falls completely within my camp. The long term prospects of the company, its products and its value to shareholders and medical professionals and patients is exceedingly bright.

25. Under the worst case scenario, if the Company and the SEC are unable to complete the offering, as with any 'funds held in anticipation,' naturally, all of it would be returned without delay. I did not adequately address the nature of the offering with my bosses, was sloppy in my oversight, because I did not fully understand the nature and breadth of the funds and how they were held. I failed to communicate fully with Mr. Botdorf on many levels here and quite the same, vice versa. I am completely responsible for these missteps, not having known the extent of what had occurred until Thursday of last week—I was working diligently on getting the offering and its components completed. Although I do not believe I was in any way incapacitated to the extent to where I became ineffective, I can see detrimental effects in my writing and my leadership that will make me more alert to know when I am weakened intellectually in the future. I have never had any control over any financial matters or anything other than legal analysis from my position as part-time legal counsel.

26. I propose to correct this lapse with renewed leadership: (i) provide appropriate corporate governance protocols; (ii) provide appropriate oversight of the protocols; (iii) provide training for Mr.. Botdorf and the rest of the officers and directors as to the appropriate rules and protocols allowed under the SEC schema.

27. I apologize to my Board of Directors, the SEC and to the persons affected that my judgment was impaired to the point that I failed my peers and did not even know it at the time. Their kindness overwhelms me, and I cannot repay their trust and confidence knowing I was not at my best. The advice I gave to them may have been good, elementary and sound, but the advice I *failed* to give now looms as an imposition and detriment and further delay to a seriously good product and Company. Any possible sanction needs to be directed only my way. I firmly believe that public policy interests would not be best served in punishing ZenVault and slowing its product introduction any further. I can affirm that no person has been harmed by the serious nature of these transgressions as I affirmed the funds are untouched in the bank account.

28. On behalf of ZenVault, I would request that this matter receive expedient and swift review, and that any resolution be implemented immediately. For reasons that some comments within the SEC correspondence of April 22 may not be able to be resolved timely, under separate cover, ZenVault requests that it may be allowed to withdraw its registration statement under Rule 477, and that the Company may proceed with an alternate offering under Rule 155(c).

29.   I hereby certify that this response has been prepared under my supervision and control, and constitutes a true, complete, and accurate supplemental response to the data and document request referenced above to the best of my knowledge, information and belief.

Further affiant sayeth naught.



_____
Michael J. Tarutis

Dated: May 9, 2011

Completed and executed, and sent to the SEC via Facsimile at 703-813-6963